UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
May 31, 2022
___________________________
Commission File Number: 001-39007
____________________________________________
Borr Drilling Limited
____________________________________________
S.E. Pearman Building
2nd Floor 9 Par-la-Ville Road
Hamilton HM11 Bermuda
+1 (441) 542-9234
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Yes ☒ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included in this Report on Form 6-K is our Unaudited Interim Financial Report for the three months ended March 31, 2022.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-254525) (the "Registration Statement") which was filed with the U.S. Securities and Exchange Commission (the "Commission") on March 19, 2021 and the prospectus supplement to the Registration Statement which was filed with the Commission on July 6, 2021.

Exhibits

99.1 Unaudited Interim Financial Report for the three months ended March 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Borr Drilling Limited
(Registrant)

	By:	/s/ Magnus Vaaler
	Name:	Magnus Vaaler
May 31, 2022	Title:	Principal Financial Officer

UNAUDITED INTERIM FINANCIAL REPORT

Forward-Looking Statements

This report and any other written or oral statements made by us in connection with this report may include forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. These forward-looking statements include statements about plans, objectives, goals, strategies, future events or performance, including day rates, outlook, prospects, trends, market outlook, contract backlog, contracting and operation of our jack-up rigs, drilling contracts and contract terms, statements with respect to our ATM program, expectations with respect to contracting available rigs and tender activity, plans regarding rig deployment, statements with respect to newbuilds, including expected delivery dates, statements with respect to our joint venture entities, industry trends, including activity levels in the jack-up rig and oil industry, demand for and expected utilization of rigs, and rebalance of demand and oil and gas price trends, statements with respect to the agreement in principle reached with our yard creditors and discussions with creditors on refinancing our indebtedness, statements relating to the exercise of our right to take early delivery of two rigs from Keppel including our ability to finance and refinance the relate debt, and the statements in this report under the heading “Going concern assumption” in the following operating and financial review and prospects discussion and “Going concern" in Note 1 of the Unaudited Consolidated Financial Statements.

The forward-looking statements in this document are based upon current expectations and various assumptions, many of which are based, in turn, upon further assumptions. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Numerous factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements include: risks relating to our industry and business, including risks relating to industry conditions and tendering activity, the risk of delays in payments to our Mexican JVs and consequent payments to us, the risk that our customers do not comply with their contractual obligations, risks relating to the agreements we have reached with lenders, risks relating to our liquidity, including the risk that we may not be able to meet our liquidity requirements from cash flows from operations and through issuance of additional debt or equity or sale of assets, risks relating to our loan agreements, including the agreements we have reached with our lenders, and risks related to our debt instruments and rig purchase and finance contracts, including risks relating to our ability to comply with covenants and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet our significant debt obligations including debt maturities and obligations under rig purchase and finance contracts and our other obligations as they fall due, the risk that we may not be able to refinance our debt obligations as they fall due and as anticipated and to meet the conditions to the agreement with the yards, risks relating to future financings including the risk that future financings may not be completed when required and future equity financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations or to operate as a going concern, risks relating to our exercise of the right to take early delivery of two rigs from Keppel, risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact on the demand for oil and gas, risks relating to the military action in the Ukraine and its impact on our business, and other risks described in Part. I of "Item 3.D. Risk Factors" of our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this report should not be construed as exhaustive. Any forward-looking statements that we make in this report speak only as of the date of such statements and we caution readers of this report not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update or revise any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made.

Exhibit 99.1

Management Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three months ended March 31, 2022 and 2021. Unless the context indicates otherwise, the "Company," the "Registrant," "we," "us," "our," and words of similar nature, all refer to Borr Drilling Limited or any one or more of its consolidated subsidiaries. Unless otherwise indicated, all references to "USD" and "$" in this report are to U.S. dollars. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our operating and financial review and prospects, including definitions of certain terms used herein, please see our annual report on Form 20-F for the year ended December 31, 2021, which was filed with the Commission on April 11, 2022.

Overview

We are an offshore shallow-water drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership, contracting and operation of jack-up rigs for operation in shallow-water areas (i.e., in water depths up to approximately 400 feet), including the provision of related equipment and work crews to conduct oil and gas drilling and workover operations for exploration and production customers.

Operating and Financial Review

Set forth below is selected financial information for the three months ended March 31, 2022 and 2021.

	Three months ended March 31,
In $ millions	2022	2021	Change	% Change
Total operating revenues	82.0	48.4	33.6	69%
Loss on disposal	—	(0.1)	0.1	(100)%
Rig operating and maintenance expenses	(55.6)	(48.8)	(6.8)	14%
Depreciation of non-current assets	(29.5)	(28.4)	(1.1)	4%
General and administrative expenses	(9.2)	(11.7)	2.5	(21)%
Total operating expenses	(94.3)	(88.9)	(5.4)	6%
Operating Loss	(12.3)	(40.6)	28.3	(70)%
Income from equity method investments	1.1	16.0	(14.9)	(93)%
Total financial expenses, net	(35.3)	(27.5)	(7.8)	28%
Loss before income taxes	(46.5)	(52.1)	5.6	(11)%
Income tax expense	(4.8)	(2.3)	(2.5)	109%
Net loss	(51.3)	(54.4)	3.1	(6)%

Three months ended March 31, 2022 compared with the three months ended March 31, 2021

Net loss decreased by $3.1 million to $51.3 million for the three months ended March 31, 2022 compared to $54.4 million in the same period in 2021. The decrease is primarily a result of the following:

Total operating revenues: Total operating revenues increased by $33.6 million to $82.0 million for the three months ended March 31, 2022 compared to $48.4 million for the same period in 2021. The increase is a result of an increase in dayrate revenue of $15.9 million primarily due to an increase in the number of rigs in operation as well as an increase in related party revenue of $17.7 million. The increase in related party revenue is driven by an increase in bareboat revenues relating to our related party joint ventures. The value of these contracts are based on residual profits and the increase is therefore a result of improved cumulative rig profitability.

Loss on disposal: Loss on disposal was nil for the three months ended March 31, 2022 compared to $(0.1) million for the same period in 2021. The loss on disposal for the three months ended March 31, 2021 relates to the loss on the sale of the jack-up rig "Balder".

Rig operating and maintenance expenses: Rig operating and maintenance expenses increased by $6.8 million to $55.6 million for the three months ended March 31, 2022 compared to $48.8 million for the same period in 2021. The increase is a result of an increase in the number of rigs in operation.
Depreciation of non-current assets: Depreciation of non-current assets increased by $1.1 million to $29.5 million for the three months ended March 31, 2022 compared to $28.4 million for the same period in 2021. The increase is primarily a result of an increase in the depreciable cost base due to an increase in additions to jack-up rigs.

General and administrative expenses: General and administrative expenses decreased by $2.5 million to $9.2 million for the three months ended March 31, 2022 compared to $11.7 million for the same period in 2021. The decrease is primarily a result of costs associated with the debt agreement amendments during the three months ended March 31, 2021.
Income from equity method investments: Income from equity method investments decreased by $14.9 million to $1.1 million for the three months ended March 31, 2022 compared to $16.0 million for the same period in 2021. The overall decrease is primarily a result of a $16.9 million decrease in equity income from the Opex and Akal joint ventures ("IWS JVs"). On August 4, 2021, the Company sold its 49% interest in each of the IWS JV's and as such, no equity income from the IWS JVs was recognized during the three months ended March 31, 2022.
Total financial expenses, net: Total financial expenses, net, increased by $7.8 million to $35.3 million for the three months ended March 31, 2022 compared to $27.5 million for the same period in 2021. The overall increase is principally due a $5.4 million increase in interest expense and a $2.4 million increase in other financial items, primarily as a result of an increase in yard cost cover.
Income tax expense: Income tax expense increased by $2.5 million to $4.8 million for the three months ended March 31, 2022 compared to $2.3 million for the same period in 2021. $1.8 million of the increase is a result of corporate income tax expenses associated with our three jack-up rigs which are operating in Africa (no comparable expense in the three months ended March 31, 2021). The remaining increase principally relates to increased withholding tax on bareboat revenue in Mexico.
Adjusted EBITDA: Adjusted EBITDA increased by $32.1 million to $21.4 million for the three months ended March 31, 2022 compared to $10.7 million (loss) for the same period in 2021. Adjusted EBITDA is a non-GAAP measure. We present Adjusted EBITDA because we believe this measure increases comparability of total business performance from period to period and against the performance of other companies. Set forth below is a reconciliation of Adjusted EBITDA to net loss for the periods presented. See "Non-GAAP Financial Measures".

	Three months ended March 31,
In $ millions	2022	2021	Change	% Change
Net loss	(51.3)	(54.4)	3.1	(6)%
Depreciation of non-current assets	29.5	28.4	1.1	4%
Income from equity method investments	(1.1)	(16.0)	14.9	(93)%
Total financial expenses, net	35.3	27.5	7.8	28%
Income tax	4.8	2.3	2.5	109%
Amortization of deferred mobilization and contract preparation costs	6.6	3.5	3.1	89%
Amortization of deferred mobilization and demobilization revenue	(2.4)	(2.0)	(0.4)	20%
Adjusted EBITDA	21.4	(10.7)	32.1	(300)%

Liquidity and Capital Resources

Historically, we have met our liquidity needs principally from proceeds from equity offerings and our convertible bonds, available funds under our financing arrangements, including the shipyard delivery financing arrangements relating to our newbuild rigs and sales of non-core assets.

On December 28, 2021, the Company conducted a private placement of $30 million by issuing 13,333,333 new depository receipts (representing the same number of shares) at a subscription price of $2.25 per depository receipt. On January 31, 2022, the equity offering was settled and the Company's issued number of shares increased to 150,551,508 common shares.
In addition, during the quarter ended March 31, 2022, the Company sold and issued 1,506,990 shares under our ATM program, raising gross proceeds of $5.2 million and net proceeds of $5.1 million, with compensation paid by the Company to Clarksons of $0.1 million.

As of March 31, 2022, we had cash and cash equivalents of $50.1 million and restricted cash of $8.2 million. Since March 31, 2022, through to May 20, 2022, certain transactions impacting our cash flows in addition to net cash generated (and used in) operations are as follows:

Payments of:
•$16.3 million in relation to capital expenditure costs associated with activation, reactivation and mobilization of jack-up rigs;

Receipts of:
•$2.0 million in relation to proceeds received from an amendment to a historical agreement to recycle one of our jack-up rigs;
•$3.7 million in relation to net proceeds from the sale of 843,010 common shares under our ATM program during April and May 2022.

Borrowing Activities

All of our debt matures in 2023. We have reached an agreement in principle with our shipyard creditors to extend the PPL Newbuild Facility maturity dates from 2023 to 2025 and to extend delivery dates for our newbuild rigs at Keppel by two years to 2025 and amend other payment and other provisions under those financing agreements. The long form documentation to implement these agreements in principle has not yet been executed. The arrangement with the shipyard creditors, including the agreement to move maturity dates to 2025 are conditional upon us amending or refinancing our Syndicated Facility, New Bridge Facility, Hayfin Facility and Convertible Bonds to mature no earlier than 2025. We remain in discussions with the creditors under these Financing Arrangements with a view to agreeing such an extension, but we have not reached any agreement. If we do not reach an agreement with our other secured creditors by June 30, 2022, the maturity dates of our shipyard lending arrangements will remain 2023. We obtained certain consent and waivers in the first quarter of 2022 from lenders under our Syndicated Facility, New Bridge Facility and Hayfin Facility, which included a consent from the lenders under the Syndicated Facility and New Bridge Facility to change our minimum equity covenant to remain at 25% until June 30, 2022 at which point it will increase to 30% on July 1, 2022. As at March 31, we were in compliance with this covenant.
Further, in April 2022, the Company received correspondence on behalf of a group of lenders under the Syndicated Facility and New Bridge Facility asserting those lenders' opinion that the Company failed to comply with its obligation to use its best efforts to sign a binding agreement for a refinancing of the Syndicated Facility and New Bridge Facility by March 31, 2022. This notice does not represent an event of default notice under the Syndicated Facility or the New Bridge Facility, but rather serves to reserve certain rights of those lenders. The Company is of the opinion that it has complied with its obligations and disagrees with the assertion in this letter (see note 21).

On April 28, 2022, the Company received a notice from Keppel Fels Limited (“Keppel”) indicating Keppel's intention to sell two of the newbuild jack-up rigs under construction ("Huldra" and "Heidrun"). Under the terms of the Second Amended Framework Deed between the Company and Keppel, dated January 27, 2021, the Company has the right to take delivery of the rigs on the terms and price of which Keppel has received offers, or to take delivery on the current contract terms including the shipyard financing, but with the delivery date brought forward to the delivery date proposed within the intention to sell notice. The agreement requires the Company to formally accept delivery of the rigs, and to include reasonable evidence of its ability to finance the newbuildings (and, assuming it uses the shipyard financing extended by Keppel, to refinance such debt within 180 days of delivery). The remaining purchase price is $86.4 million per rig, of which the existing shipyard financing agreements cover $73.2 million, plus a back-end fee of $4.5 million should the Company accept the delivery financing from the yard, payable at repayment date of the delivery financing. The Company has sufficient cash reserves for the payment of the unfinanced portion of the remaining purchase price totaling $13.2 million per rig. The Company has sent an acceptance notice to Keppel where it informed of its intention to take delivery of the rigs on the current contract terms (including the yard financing) and believes it has provided reasonable evidence of its ability to finance the rigs and refinance the shipyard financing in the form of letters from financial institutions.

The Company is awaiting Keppel’s formal response as required by the terms of the Framework Deed. Upon Keppel’s acceptance, the contract price will be payable upon delivery date of the rigs through cash on hand and financing arrangements from the yard of $73.2 million per rig. The financing arrangements plus the $4.5 million back-end fee per rig will be due for refinancing 180 days after delivery, in line with the Framework Deed and the Company’s offer acceptance notice. The Company anticipates the delivery of the rigs in the first half of 2023; however, clarification is being sought from Keppel on the precise delivery dates.

Cash Flows

The table below sets forth cash flow information for the periods presented.

	Three months ended March 31,
In $ millions	2022	2021	Change	% Change
Net cash used in operating activities	(14.7)	(16.7)	2.0	(12)%
Net cash (used in) provided by investing activities	(7.1)	1.7	(8.8)	(518)%
Net cash provided by financing activities	34.1	44.8	(10.7)	(24)%
Net increase in cash and cash equivalents and restricted cash	12.3	29.8	(17.5)	(59)%
Cash and cash equivalents and restricted cash at beginning of period	46.0	19.2	26.8	140%
Cash and cash equivalents and restricted cash at end of period	58.3	49.0	9.3	19%

Net cash used in operating activities decreased by $2.0 million to $14.7 million for the three months ended March 31, 2022 compared to $16.7 million for the same period in 2021, primarily due to the timing of working capital movements.

Net cash used in investing activities of $7.1 million for the three months ended March 31, 2022 relates to additions to jack-up rigs, primarily as a result of activation and reactivation costs.

Net cash provided by investing activities of $1.7 million for the three months ended March 31, 2021 is comprised of:
•$1.4 million from the proceeds of the sale of the jack-up rig "Balder"
•$3.1 million in net distributions from our equity investments as a result of the return in previous shareholder funding.

This was partially offset by $2.8 million in addition to jack-up rigs, primarily as a result of activation costs.

Net cash provided by financing activities of $34.1 million for the three months ended March 31, 2022 is a result of the proceeds, net of transaction costs, from our equity offering which closed in January 2022 as well as from the sale of shares under our ATM program.

Net cash provided by financing activities of $44.8 million for the three months ended March 31, 2021, is a result of the proceeds, net of transaction costs, from our January 2021 equity offering.

Cash interest paid was $7.1 million for the three months ended March 31, 2022 and $9.5 million for the same period in 2021 and is included in net cash used in operating activities.

Going Concern Assumption
We have incurred significant losses since inception and will be dependent on additional financing in order to fund our losses expected in the next 12 months, meet our existing capital expenditure commitments and our substantial debt maturities in 2023.
On December 27, 2021, we announced we had reached agreements in principle with our shipyard creditors to refinance and defer a combined $1.4 billion of debt maturities and delivery installments from 2023 to 2025. As part of these agreements, we agreed to make cash repayments on the accrued costs and capitalized payment-in-kind interest owed to the yards in 2022 and 2023, in addition to what was agreed in January 2021. These additional payments amount to $25.4 million at the completion of the amendment agreements for the deferrals and an additional $28.6 million payable before the end of 2022. The agreements also provide that the payment of the remaining deferred yard costs and capitalized interest originally due in 2023 would be paid out during 2023 and 2024. The agreements also provide for applying a portion of future net equity offerings (approximately 35%) to repay amounts owed to the yards, first to be applied to the accrued and capitalized costs, and secondly to repay principal. The long form documentation to implement these agreements in principle has not yet been executed. These agreements in principle with the shipyard creditors contemplate that the Company will refinance maturities of its Syndicated Facility, New Bridge Facility, Hayfin Facilities and Convertible Bonds to mature in 2025 or later and if such refinancing is not completed by June 30, 2022, the refinancing of maturities and delivery deferrals will revert to the current schedule. We remain in discussions with the creditors under these Financing Agreements with the view of agreeing such an extension, but we have not reached any agreement. If we do not reach an agreement with our other secured creditors by June 30, 2022, the 2023 maturity dates of our shipyard lending arrangements will remain.
In addition, in July 2021, we established an ATM program under which we may offer and sell from time to time up to $40.0 million of our common shares to be listed on the New York Stock Exchange. As at May 31, 2022, we have sold 2,350,000 shares, raising $8.8 million in net proceeds under the ATM program. On December 28, 2021, as contemplated by the December 2021 agreements in principle with the shipyard creditors, outlined above, the Company launched a private placement which closed in January 2022, raising net proceeds of $28.9 million.
Our establishment of the ATM program and equity raise have stabilized our liquidity situation, however, our ability to continue as a going concern is dependent on a continuing improvement in the jack-up drilling market and securing our rigs on accretive contracts, in addition to being able to defer or refinance our debt maturities to 2025. While we have agreements in principle in place, these agreements remain subject to reaching similar agreements by June 30, 2022 with our other creditors to extend all maturities to at least 2025. As such, we have concluded that a substantial doubt exists over our ability to continue as a going concern. The financial statements included in this report do not include any adjustments that might result from the outcome of this uncertainty.
Further, in April 2022, the Company received correspondence on behalf of a group of lenders under the Syndicated Facility and New Bridge Facility asserting those lenders' opinion that the Company failed to comply with its obligation to use its best efforts to sign a binding agreement for a refinancing of the Syndicated Facility and New Bridge Facility by March 31, 2022. This notice does not represent an event of default notice under the Syndicated Facility or the New Bridge Facility, but rather serves to reserve certain rights of those lenders. The Company is of the opinion that it has complied with its obligations and disagrees with the assertion in this letter.
Refer to Note 1 of our Unaudited Consolidated Financial Statements included herein for our going concern assessment.

Non-GAAP Financial Measures

In addition to disclosing financial results in accordance with U.S. GAAP, this report contains references to the non-GAAP financial measure, Adjusted EBITDA. We believe that this non-GAAP financial measure provides useful supplemental information about the financial performance of our business, enables comparison of financial results between periods where certain items may vary independent of business performance, and allows for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

The non-GAAP financial measure should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies and may not be comparable with similarly titled measures and disclosures used by other companies.

Non-GAAP Measure	Closest Equivalent to GAAP Measure	Definition	Rationale for Presentation of this non-GAAP Measure
Adjusted EBITDA	Net loss attributable to shareholders of Borr Drilling Limited	Net loss adjusted for: depreciation of non-current assets; loss on disposal; income from equity method investments; foreign exchange loss; other financial expenses, net; interest expense; amortization of mobilization and contract preparation costs; amortization of mobilization and demobilization revenue; and income tax expense.	Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, removing the impact of unrealized movements and removing the impact of depreciation, financing and tax items.

We believe that Adjusted EBITDA improves the comparability of period-to-period results and is representative of our underlying performance, although Adjusted EBITDA has significant limitations, including not reflecting our cash requirements for capital or deferred costs, rig reactivation costs, newbuild rig activation costs contractual commitments, taxes, working capital or debt service. Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP.

Borr Drilling Limited

Borr Drilling Limited
Unaudited Consolidated Statements of Operations
(In $ millions except share and per share data)

	Notes	Three months ended March 31, 2022	Three months ended March 31, 2021
Operating revenues
Dayrate revenue	4	63.3	47.4
Related party revenue	4, 17	18.7	1.0
Total operating revenues		82.0	48.4

Loss on disposal	12	—	(0.1)

Operating expenses
Rig operating and maintenance expenses		(55.6)	(48.8)
Depreciation of non-current assets	12	(29.5)	(28.4)
General and administrative expenses		(9.2)	(11.7)
Total operating expenses		(94.3)	(88.9)

Operating loss		(12.3)	(40.6)

Income from equity method investments	6	1.1	16.0

Financial income (expenses), net
Interest expense, net of amounts capitalized		(27.2)	(21.8)
Other financial expenses, net	7	(8.1)	(5.7)
Total financial expenses, net		(35.3)	(27.5)

Loss before income taxes		(46.5)	(52.1)
Income tax expense	8	(4.8)	(2.3)
Net loss attributable to shareholders of Borr Drilling Limited		(51.3)	(54.4)
Total comprehensive loss attributable to shareholders of Borr Drilling Limited		(51.3)	(54.4)

Basic and diluted loss per share	9	(0.35)	(0.42)
Weighted-averages shares outstanding		145,783,175	128,410,413
The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Borr Drilling Limited
Unaudited Consolidated Balance Sheets
(In $ millions)

	Notes	March 31, 2022	December 31, 2021
ASSETS		Unaudited	Audited
Current assets
Cash and cash equivalents		50.1	34.9
Restricted cash	10	1.5	3.3
Trade receivables		28.1	28.5
Prepaid expenses		12.5	6.6
Deferred mobilization and contract preparation costs	5	22.6	17.2
Accrued revenue	5	26.8	20.2
Due from related parties	18	59.7	48.6
Other current assets	11	17.9	16.9
Total current assets		219.2	176.2

Non-current assets
Non-current restricted cash	10	6.7	7.8
Property, plant and equipment		3.3	3.7
Newbuildings		135.5	135.5
Jack-up rigs	12	2,716.2	2,730.8
Equity method investments	6	20.5	19.4
Other non-current assets	13	11.8	6.9
Total non-current assets		2,894.0	2,904.1
Total assets		3,113.2	3,080.3

LIABILITIES AND EQUITY
Current liabilities
Trade payables		51.7	34.7
Accrued expenses	14	129.1	60.9
Short-term debt	16	496.1	—
Other current liabilities	15	26.2	22.3
Total current liabilities		703.1	117.9

Non-current liabilities
Long-term accrued interest and other items		26.0	70.1
Long-term debt	16	1,424.2	1,915.9
Other non-current liabilities		15.6	15.2
Onerous contracts		71.3	71.3
Total non-current liabilities		1,537.1	2,072.5
Total liabilities		2,240.2	2,190.4

Shareholders’ Equity
Common shares of par value $0.10 per share: authorized 180,000,000 (2021:180,000,000) shares, issued 152,058,498 (2021: 137,218,175) shares and outstanding 151,652,165 (2021: 136,811,842) shares	20	15.3	13.8
Treasury shares		(13.7)	(13.7)
Additional paid in capital		2,010.9	1,978.0
Accumulated deficit		(1,139.5)	(1,088.2)
Total equity		873.0	889.9
Total liabilities and equity		3,113.2	3,080.3
The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Borr Drilling Limited
Unaudited Consolidated Statements of Cash Flows
(In $ millions)

	Notes	Three months ended March 31, 2022	Three months ended March 31, 2021
Cash Flows from Operating Activities
Net loss		(51.3)	(54.4)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash compensation expense related to stock options		0.3	0.7
Depreciation of non-current assets	12	29.5	28.4
Gain on disposal of assets		—	0.1
Amortization of deferred finance charges	16	1.6	1.1
Effective interest rate adjustments	16	3.1	1.0
Income from equity method investments	6	(1.1)	(16.0)
Deferred income tax	8	(0.1)	(0.3)
Change in assets and liabilities:
Amounts due to/from related parties		(11.1)	4.6
Accrued expenses		60.8	1.2
Long-term accrued interest		(44.1)	16.1
Other current and non-current assets		(23.6)	7.1
Other current and non-current liabilities		21.3	(6.3)
Net cash used in operating activities		(14.7)	(16.7)

Cash Flows from Investing Activities
Proceeds from sale of fixed assets	12	—	1.4
Investments in equity method investments	6	—	3.1
Additions to jack-up rigs	12	(7.1)	(2.8)
Net cash (used in)/from investing activities		(7.1)	1.7

Cash Flows from Financing Activities
Proceeds from share issuance, net of issuance cost	19	34.1	44.8
Net cash provided by financing activities		34.1	44.8
		—	—
Net increase in cash, cash equivalents and restricted cash		12.3	29.8
Cash, cash equivalents and restricted cash at the beginning of the period		46.0	19.2
Cash, cash equivalents and restricted cash at the end of the period		58.3	49.0

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest		(7.1)	(9.5)
Income taxes paid, net		(1.6)	(0.8)

(In $ millions)	March 31, 2022	December 31, 2021
Cash and cash equivalents	50.1	34.9
Restricted cash	1.5	3.3
Non-current restricted cash	6.7	7.8
Total cash and cash equivalents and restricted cash	58.3	46.0
The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Borr Drilling Limited
Unaudited Consolidated Statements of Changes in Shareholders’ Equity
(In $ millions except share data)

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Accumulated deficit	Total equity
Balance as at December 31, 2020	109,429,495	11.0	(26.2)	1,947.2	(895.2)	1,036.8
Issue of common shares	27,058,824	2.8	—	43.2	—	46.0
Equity issuance costs	—	—	—	(1.2)	—	(1.2)
Share-based compensation	275,131	—	10.4	(9.7)	—	0.7
Total comprehensive loss	—	—	—	—	(54.4)	(54.4)
Balance as at March 31, 2021	136,763,450	13.8	(15.8)	1,979.5	(949.6)	1,027.9

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Accumulated deficit	Total equity
Balance as at December 31, 2021	136,811,842	13.8	(13.7)	1,978.0	(1,088.2)	889.9
Issue of common shares	14,840,323	1.5	—	33.7	—	35.2
Equity issue costs	—	—	—	(1.1)	—	(1.1)
Share based compensation	—	—	—	0.3	—	0.3
Total comprehensive loss	—	—	—	—	(51.3)	(51.3)
Balance as at March 31, 2022	151,652,165	15.3	(13.7)	2,010.9	(1,139.5)	873.0
See accompanying notes that are an integral part of these Unaudited Consolidated Financial Statements

Borr Drilling Limited
Notes to the Unaudited Consolidated Financial Statements

Note 1 - General Information
Borr Drilling Limited was incorporated in Bermuda on August 8, 2016. We are listed on the Oslo Stock Exchange and on the New York Stock Exchange under the ticker BORR. Borr Drilling Limited is an international offshore drilling contractor providing services to the oil and gas industry. Our primary business is the ownership, contracting and operation of modern jack-up drilling rigs for operations in shallow-water areas (i.e., in water depths up to approximately 400 feet), including the provision of related equipment and work crews to conduct drilling of oil and gas wells and workover operations for exploration and production customers. As of March 31, 2022, we had a total of 23 jack-up rigs, including five rigs which were "warm stacked", and had agreed to purchase five additional premium jack-up rigs under construction. Of our total fleet of 28 jack-up drilling rigs (including newbuilds under contract), five jack-up drilling rigs are scheduled for delivery in 2023.
As used herein, and unless otherwise required by the context, the terms “Company,” “Borr”, “we,” “Group,” “our” and words of similar nature refer to Borr Drilling Limited and its consolidated companies. The use herein of such terms as “group”, “organization”, “we”, “us”, “our” and “its”, or references to specific entities, is not intended to be a precise description of corporate relationships.
Going concern
The unaudited consolidated financial statements have been prepared on a going concern basis.
We have incurred significant losses since inception and will be dependent on additional financing in order to fund our losses expected in the next 12 months, meet our existing capital expenditure commitments and our substantial debt maturities in 2023.
On December 27, 2021, we announced we had reached agreements in principle with our shipyard creditors to refinance and defer a combined $1.4 billion of debt maturities and delivery installments from 2023 to 2025. As part of these agreements, we agreed to make cash repayments on the accrued costs and capitalized payment-in-kind interest owed to the yards in 2022 and 2023, in addition to what was agreed in January 2021. These additional payments amount to $25.4 million at the completion of the amendment agreements for the deferrals and an additional $28.6 million payable before the end of 2022. The agreements also provide that the payment of the remaining deferred yard costs and capitalized interest originally due in 2023 would be paid out during 2023 and 2024. The agreements also provide for applying a portion of future net equity offerings (approximately 35%) to repay amounts owed to the yards, first to be applied to the accrued and capitalized costs, and secondly to repay principal. The long form documentation to implement these agreements in principle has not yet been executed. These agreements in principle with the shipyard creditors contemplate that the Company will refinance maturities of its Syndicated Facility, New Bridge Facility, Hayfin Facilities and Convertible Bonds to mature in 2025 or later and if such refinancing is not completed by June 30, 2022, the refinancing of maturities and delivery deferrals will revert to the current schedule. We remain in discussions with the creditors under these Financing Agreements with the view of agreeing such an extension, but we have not reached any agreement. If we do not reach an agreement with our other secured creditors by June 30, 2022, the 2023 maturity dates of our shipyard lending arrangements will remain.
In addition, in July 2021, we established an ATM program under which we may offer and sell from time to time up to $40.0 million of our common shares to be listed on the New York Stock Exchange. As at May 31, 2022, we have sold 2,350,000 shares, raising $8.8 million in net proceeds under the ATM program. On December 28, 2021, as contemplated by the December 2021 agreements in principle with the shipyard creditors, outlined above, the Company launched a private placement which closed in January 2022, raising net proceeds of $28.9 million.
Our establishment of the ATM program and equity raise have stabilized our liquidity situation, however, our ability to continue as a going concern is dependent on a continuing improvement in the jack-up drilling market and securing our rigs on accretive contracts, in addition to being able to defer or refinance our debt maturities to 2025. While we have agreements in principle in place, these agreements remain subject to reaching similar agreements by June 30, 2022 with our other creditors to extend all maturities to at least 2025. As such, we have concluded that a substantial doubt exists over our ability to continue as a going concern. The financial statements included in this report do not include any adjustments that might result from the outcome of this uncertainty.
We will continue to explore additional financing opportunities and strategic sale of a limited number of modern jack-ups in order to further strengthen the liquidity of the Company. While we have confidence that these actions will enable us to better manage our liquidity position, and we have a track record of delivering additional financing and selling rigs, there is no guarantee that any additional financing or sale measures will be concluded successfully.
Further, in April 2022, the Company received correspondence on behalf of a group of lenders under the Syndicated Facility and New Bridge Facility asserting those lenders' opinion that the Company failed to comply with its obligation to use its best efforts to sign a binding agreement for a refinancing of the Syndicated Facility and New Bridge Facility by March 31, 2022. This notice does not represent an event of default notice under the Syndicated Facility or the New Bridge Facility, but rather serves to reserve certain rights of those lenders. The Company is of the opinion that it has complied with its obligations and disagrees with the assertion in this letter.

Note 2 - Basis of Preparation and Accounting Policies
Basis of preparation
The unaudited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited consolidated financial statements do not include all of the disclosures required under U.S. GAAP in the annual consolidated financial statements, and should be read in conjunction with our audited annual financial statements for the year ended December 31, 2021, which are included in our annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and

Exchange Commission on April 11, 2022. The consolidated balance sheet data for December 31, 2021 was derived from our audited annual financial statements. The amounts are presented in millions of United States dollar ("U.S. dollar" or "$"), unless otherwise stated. The financial statements have been prepared on a going concern basis and in management's opinion, all adjustments necessary for a fair statement are reflected in the interim periods presented.
On December 14, 2021, the Board of Directors approved a 2-to-1 reverse share split of the Company’s shares. Upon effectiveness of the Reverse Split, every two shares of the Company’s issued and outstanding common shares, par value $0.05 per share was combined into one issued and outstanding common share, par value $0.10 per share. Unless otherwise indicated, all share and per share data in these unaudited consolidated financial statements have been adjusted to give effect of our Reverse Share Splits and is approximate due to rounding.
Significant accounting policies
The accounting policies adopted in the preparation of the unaudited consolidated financial statements for the three months ended March 31, 2022 are consistent with those followed in preparation of our annual audited consolidated financial statements for the year ended December 31, 2021.
Use of estimates
The preparation of financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Recently Issued Accounting Standards

Adoption of new accounting standards
In August 2020, the Financial Accounting Standards Board ("FASB") issued ASU 2020-06 Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40). The amendments simplify the issuer’s accounting for convertible instruments and its application of the equity classification guidance. The new guidance eliminates some of the existing models for assessing convertible instruments, which results in more instruments being recognized as a single unit of account on the balance sheet and expands disclosure requirements. The new guidance simplifies the assessment of contracts in an entity’s own equity and existing EPS guidance in ASC 260. These amendments are effective from January 1, 2022. There was no impact resulting from these amendments on our unaudited consolidated financial statements or related disclosures as presented in this interim set of accounts for the three months ended March 31, 2022.
In May 2021, the FASB issued ASU 2021-04 Earnings Per Share (Topic 260), Debt— Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging —Contracts in Entity’s Own Equity (Subtopic 815-40). The amendments clarify the issuer's recognition and measurement considerations resulting from exchanges or modifications to freestanding instruments (written call options) classified in equity. Such exchanges or modifications are treated as adjustments to the cost to raise debt, to the cost to raise equity or as share based payments (ASC 718) when issued to compensate for goods or services. If not treated as costs of debt funding, equity funding or share-based payments, it results in an adjustment to EPS/net income (loss). These amendments are effective from January 1, 2022. There was no impact resulting from these amendments on our unaudited consolidated financial statements or related disclosures as presented in this interim set of accounts for the three months ended March 31, 2022.
In July 2021, the FASB issued ASU 2021-05 Leases (Topic 842) - Lessors - Certain leases with Variable Lease Payments. The amendments affect lessors with lease contracts that have variable lease payments that do not depend on a reference index or a rate and would have resulted in the recognition of a selling loss at lease commencement if classified as sales-type or direct financing leases. The new guidance amends the lease classification requirements where lessors should classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if certain criteria are met. When a lease is classified as operating, the lessor does not recognize a net investment in the lease, does not recognize the underlying asset, and, therefore, does not recognize a selling profit or loss. These amendments are effective from January 1, 2022. There was no impact resulting from these amendments on our unaudited consolidated financial statements or related disclosures as presented in this interim set of accounts for the three months ended March 31, 2022.
In November 2021, the FASB issued ASU 2021-10 Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. The amendments in this Update require the following annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy: (i) information about the nature of the transactions and the related accounting policy used to account for the transactions, (ii) the line items on the balance sheet and income statement that are affected by the transactions, and the amounts applicable to each financial statement line item and (iii) significant terms and conditions of the transactions, including commitments and contingencies. These amendments are effective from January 1, 2022. There was no impact resulting from these amendments on our unaudited consolidated financial statements or related disclosures as presented in this interim set of accounts for the three months ended March 31, 2022.

Accounting pronouncements that have been issued but not yet adopted

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2021-08 Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers	The amendments in this Update require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments in this Update improve comparability for both the recognition and measurement of acquired revenue contracts with customers at the date of, and after, a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination.	January 1, 2023	Under evaluation
ASU 2022-01 Derivatives and Hedging (Topic 815): Fair Value Hedging—Portfolio Layer Method	The amendments clarify the accounting for, and promote consistency in, the reporting of hedge basis adjustments applicable to both a single hedged layer and multiple hedged layers as follows:
1) An entity is required to maintain basis adjustments in an existing hedge on a closed portfolio basis (that is, not allocated to individual assets).
2) An entity is required to immediately recognize and present the basis adjustment associated with the amount of the de-designated layer that was breached in interest income. In addition, an entity is required to disclose that amount and the circumstances that led to the breach.
3) An entity is required to disclose the total amount of the basis adjustments in existing hedges as a reconciling amount if other areas of GAAP require the disaggregated disclosure of the amortized cost basis of assets included in the closed portfolio.
	4) An entity is prohibited from considering basis adjustments in an existing hedge when determining credit losses.	January 1, 2023	Under evaluation
ASU 2022-02 Financial Instruments—Credit Losses (Topic 326)
The amendments eliminate the accounting guidance for troubled debt restructurings by creditors that have adopted the Current Expected Credit Losses (CECL) model and enhance the disclosure requirements for loan refinancing and restructurings made with borrowers experiencing financial difficulty. In addition, the amendments require a public business entity to disclose current-period gross write offs for financing receivables and net investment in leases by year of origination in the vintage disclosures.
		January 1, 2023	Under evaluation

As of May 31, 2022 the FASB have issued further updates not included above. We do not currently expect any of these updates to have a material impact on our consolidated financial statements and related disclosures either on transition or in future periods.

Note 4 - Segment Information
During the three months ended March 31, 2022, we had a single reportable segment: our operations performed under out dayrate model (which includes rig charters and ancillary services.
During the three months ended March 31, 2021, we had two operating segments: operations performed under our dayrate model (which includes rig charters and ancillary services) and operations performed under the Integrated Well Services ("IWS") model. IWS operations were performed by our joint venture entities Opex and Akal.
On August 4, 2021, the Company executed a Stock Purchase Agreement for the sale of the Company's 49% interest in each of Opex and Akal, representing the Company's disposal of the IWS operating segment (see note 6).
Our Chief Operating Decision Maker (our Board of Directors) reviews financial information provided as an aggregate sum of assets, liabilities and activities that exist to generate cash flows, by our operating segments.

The following presents financial information by segment for the three months ended March 31, 2022:

(In $ millions)	Dayrate	Reconciling Items (1)	Consolidated total
Dayrate revenue	115.5	(52.2)	63.3
Related party revenue	—	18.7	18.7
Rig operating and maintenance expenses	(106.3)	50.7	(55.6)
Depreciation of non-current assets (1)	(29.1)	(0.4)	(29.5)
General and administrative expenses (1)	—	(9.2)	(9.2)
Income from equity method investments	—	1.1	1.1
Operating (loss)/income including equity method investment	(19.9)	8.7	(11.2)

Total assets	3,343.0	-229.8	3,113.2

The following presents financial information by segment for the three months ended March 31, 2021:

(in $ millions)	Dayrate	IWS	Reconciling Items (1)	Consolidated total
Dayrate revenue	47.4	159.5	(159.5)	47.4
Related party revenue	1.0	—	—	1.0
Intersegment revenue	32.6	—	(32.6)	—
Loss on disposal	—	—	(0.1)	(0.1)
Rig operating and maintenance expenses	(78.4)	(98.0)	127.6	(48.8)
Intersegment expenses	—	(32.6)	32.6	—
Depreciation of non-current assets (1)	(27.9)	—	(0.5)	(28.4)
General and administrative expenses (1)	—	—	(11.7)	(11.7)
Income from equity method investments	—	—	16.0	16.0
Operating (loss)/income including equity method investment	(25.3)	28.9	(28.2)	(24.6)

Total assets (2)	3,372.7	453.2	(653.2)	3,172.7
(1) General and administrative expenses and depreciation expense incurred by our corporate office are not allocated to our operating segments for purposes of measuring segment operating income / (loss) and are included in "Reconciling items." The full operating results included above for our equity method investments are not included within our consolidated results and thus are deducted under "Reconciling items" and replaced with our Income from equity method investments (see note 6 for additional information).
(2) Total asset balances are presented as of December 31, 2021.
Geographic data
Revenues are attributed to geographical location based on the country of operations for drilling activities, and thus the country where the revenues are generated.
The following presents our revenues by geographic area:

	Three months ended March 31, 2022	Three months ended March 31, 2021
South East Asia	30.8	26.9
West Africa	22.3	7.2
Mexico	18.9	0.4
Europe	10.0	13.9
Total	82.0	48.4

Major customers
The following customers accounted for more than 10% of our dayrate and related party revenues:

	Three months ended March 31, 2022	Three months ended March 31, 2021
(In % of operating revenues)
PTT Exploration and Production Public Company Limited	18%	37%
Perfomex	13%	—%
Vaalco Gabon S.A.	10%	—%
CNOOC Petroleum Europe Limited	—%	19%
ROC Oil Company Pty Limited	—%	15%
Total	41%	71%
Fixed Assets — Jack-up rigs (1)
The following presents the net book value of our jack-up rigs by geographic area:

	March 31, 2022	December 31, 2021
(In $ millions)
South East Asia	1,262.5	1,266.7
Mexico	639.0	645.7
West Africa	421.1	568.1
Europe	248.3	250.3
Middle East	145.3	—
Total	2,716.2	2,730.8
(1) The fixed assets referred to in the table above excludes assets under construction. Asset locations at the end of a period are not necessarily indicative of the geographical distribution of the revenues or operating profits generated by such assets during the associated periods.

Note 5 - Contracts with Customers

Contract Assets and Liabilities
Accrued revenue is classified as a current asset. When the right to consideration becomes unconditional based on the contractual billing schedule, accrued revenue is recognized. At the point that accrued revenue is billed, trade accounts receivable are recognized. Payment terms on invoice amounts are typically 30 days.
Deferred mobilization and contract preparation revenue include payments received for mobilization as well as rig preparation and upgrade activities, which are allocated to the overall performance obligation and recognized ratably over the initial term of the contract.
The following presents our contract assets and liabilities from our contracts with customers:

	March 31, 2022	December 31, 2021
(In $ millions)
Accrued revenue (1)	26.8	20.2
Current contract assets	26.8	20.2

Non-current accrued revenue (2)	1.5	—
Non-current contract asset	1.5	—
Total contract asset	28.3	20.2

Current deferred mobilization, demobilization and contract preparation revenue (3)	(6.6)	(3.9)
Current contract liability	(6.6)	(3.9)

Non-current deferred mobilization, demobilization and contract preparation revenue (4)	(2.6)	(2.5)
Non-current contract liability	(2.6)	(2.5)
Total contract liability	(9.2)	(6.4)

(1) Accrued revenue includes $0.4 million pertaining to the current portion of deferred demobilization revenue.

(2) Non-current accrued revenue pertains to the non-current portion of deferred demobilization revenue and is included in "Other non-current assets" in our Unaudited Consolidated Balance Sheets.

(3) Current deferred mobilization, demobilization and contract preparation revenue is included in "Other current liabilities" in our Unaudited Consolidated Balance Sheets.

(4) Non-current deferred mobilization, demobilization and contract preparation revenue is included in "Other non-current liabilities" in our Unaudited Consolidated Balance Sheets.

Total movement in our contract assets and contract liabilities balances during the three months ended March 31, 2022 are as follows:

(In $ millions)	Contract assets	Contract liabilities
Balance as of December 31, 2021	20.2	6.4
Performance obligations satisfied during the reporting period	26.4	—
Amortization of revenue	—	(2.4)
Unbilled demobilization revenue	1.9	—
Performance obligations to be satisfied over time	—	1.9
Cash received, excluding amounts recognized as revenue	—	3.3
Cash received against the contract asset balance	(20.2)	—
Balance as of March 31, 2022	28.3	9.2

Timing of Revenue

The Company derives its revenue from contracts with customers for the transfer of goods and services, from various activities performed both at a point in time and over time.

	Three months ended March 31, 2022	Three months ended March 31, 2021
(In $ millions)
Over time	77.6	44.7
Point in time	4.4	3.7
Total	82.0	48.4

Contracts Costs

Deferred mobilization and contract preparation costs relate to costs incurred to prepare a rig for contract and delivery or to mobilize a rig to the drilling location. We defer pre‑operating costs, such as contract preparation and mobilization costs, and recognize such costs on a straight‑line basis, over the estimated firm period of the drilling contract. Costs incurred for the demobilization of rigs at contract completion are recognized as incurred during the demobilization process.

	March 31, 2022	December 31, 2021
(In $ millions)
Current deferred mobilization and contract preparation costs	22.6	17.2
Non-current deferred mobilization and contract preparation costs (1)	7.1	4.4
Total deferred mobilization and contract preparation asset	29.7	21.6

(1) Non-current deferred mobilization and contract preparation costs are included in "Other non-current assets" in our Unaudited Consolidated Balance Sheets

Deferred mobilization and contract preparation costs increased by $8.1 million during the three months ended March 31, 2022 to $29.7 million, from $21.6 million as of December 31, 2021 as a result of amortization during the period of $6.6 million, offset by $14.7 million in additional deferred costs relating to the contract preparations of the rigs "Groa", "Idun", "Ran" and "Gerd".

Practical Expedient

We have applied the disclosure practical expedient in ASC 606-10-50-14A(b) and have not included estimated variable consideration related to wholly unsatisfied performance obligations or to distinct future time increments within our contracts, including dayrate revenue. The duration of our performance obligations varies by contract.
Note 6 - Equity Method Investments
During 2019 we entered into a joint venture with Proyectos Globales de Energia y Servicos CME, S.A. DE C.V. (“CME”) to provide integrated well services to Petróleos Mexicanos (“Pemex”). This involved Borr Mexico Ventures Limited (“BMV”) subscribing to 49% of the equity of Opex Perforadora S.A. de C.V. (“Opex”) and Perforadora Profesional AKAL I, SA de CV (“Akal”). CME’s wholly owned subsidiary, Operadora Productora y Exploradora Mexicana, S.A. de C.V. (“Operadora”) owned 51% of each of Opex and Akal. In addition, we provide five jack-up rigs on bareboat charters to two other joint venture companies, Perfomex and Perfomex II, in which we previously held a 49% interest.
On August 4, 2021, the Company executed a Stock Purchase Agreement between BMV and Operadora for the sale of the Company's 49% interest in each of Opex and Akal joint ventures, as well as the acquisition of a 2% incremental interest in each of Perfomex I and Perfomex II joint ventures. The acquisition was completed on the same date.
Effective August 4, 2021, although we now hold a 51% equity ownership in Perfomex and Perfomex II, we have assessed whether the increased investments in the Perfomex ventures results in the need to consolidate these entities under US GAAP. The significant judgements are whether the joint ventures are variable interest entities (VIEs) and, if so, whether Borr is the primary beneficiary. We concluded that the joint ventures are VIEs; however, we do not have the power to direct the decisions which most significantly impact the economic performance of the joint ventures. As such, we are not considered to be the primary beneficiary of the variable interest entities and we continue to account for our interests in Perfomex and Perfomex II as equity method investments in accordance with ASC 323, Investment - Equity Method and Joint Ventures and record the investments in "Equity method investments" in the Consolidated Balance Sheets.
Prior to August 4, 2021, Opex and Akal contracted technical support services from BMV, management services from Operadora and well services from specialist well service contractors (including an affiliate of one of our shareholders Schlumberger Limited) and logistics and administration services from Logística y Operaciones OTM, S.A. de C.V, an affiliate of CME. This structure enabled Opex and Akal to provide bundled integrated well services to Pemex. The potential revenue earned was fixed under each of the Pemex contracts, while Opex and Akal managed the drilling services and related costs on a per well basis. Prior to the sale, we were obligated, as a 49% shareholder, to fund any capital shortfall in Opex or Akal should the Board of Opex or Akal make cash calls to the shareholders under the provisions of the Shareholder Agreements. On the date of sale, the outstanding funding provided to date was returned.
The below tables sets forth the results from these entities, on a 100% basis, for the three months ended March 31, 2022 and 2021:

	3 months ended March 31, 2022		3 months ended March 31, 2021
In $ millions	Perfomex	Perfomex II	Perfomex	Perfomex II	Opex	Akal
Revenue	29.4	22.8	22.5	10.1	114.7	44.8
Operating expenses	(28.5)	(22.2)	(20.3)	(9.3)	(84.7)	(46.0)
Net income/(loss)	1.3	0.7	(1.5)	(0.4)	29.9	7.1

Revenue in Opex and Akal is recognized on a percentage of completion basis under the cost input method. The services Opex and Akal deliver are to a single customer, Pemex, and involve delivering integrated well services with payment upon the completion of each well in the contract. Revenue in Perfomex and Perfomex II is recognized on a day rate basis on contracts with Opex and Akal, consistent with our historical revenue recognition policies, with day rate accruing each day as the service is performed. We provide rigs and services to Perfomex and Perfomex II for use in their contracts with Opex and Akal, respectively. As of March 31, 2022, Perfomex I and Perfomex II had $122.4 million of receivables from Opex and Akal, of which $106.3 million were outstanding and $16.1 million were unbilled. As of December 31, 2021, Perfomex and Perfomex II had $86.8 million of receivables from Opex and Akal, of which $70.5 million were outstanding and $16.3 million were unbilled.
Summarized balance sheets, on a 100% basis of the Company's equity method investees are as follows:

	As at March 31, 2022		As at December 31, 2021
In $ millions	Perfomex	Perfomex II	Perfomex	Perfomex II
Cash	0.4	0.1	9.0	7.2
Total current assets	157.8	65.4	142.2	48.7
Total non-current assets	3.6	3.0	4.2	2.1
Total assets	161.4	68.4	146.4	50.8
Total current liabilities	145.8	62.7	132.1	45.8
Equity	15.6	5.7	14.3	5.0
Total Liabilities and Equity	161.4	68.4	146.4	50.8
The following presents our investments in equity method investments as at March 31, 2022:

In $ millions	Perfomex	Perfomex II	Borr Total
Balance as of January 1, 2022	16.9	2.5	19.4
Income on a percentage basis	0.7	0.4	1.1
Balance as of March 31, 2022 (1)	17.6	2.9	20.5
(1) As at March 31, 2022, the "Equity method investments" balance in the Unaudited Consolidated Balance Sheets includes $9.8 million in funding provided by shareholder loans to Perfomex
Note 7 - Other Financial Expenses, net
Other financial expenses, net is comprised of the following:

	Three months ended March 31, 2022	Three months ended March 31, 2021
(In $ millions)
Yard cost cover expense	(5.7)	(3.1)
Amortization of deferred finance charges	(1.6)	(1.1)
Bank commitment, guarantee and other fees	(0.8)	(0.7)
Foreign exchange loss	(0.3)	(0.6)
Other financial income/(expense)	0.3	(0.2)
Total	(8.1)	(5.7)
Note 8 - Taxation
Borr Drilling Limited is a Bermuda company and is not required to pay taxes in Bermuda on ordinary income or capital gains under a tax exemption granted by the Minister of Finance in Bermuda until March 31, 2035. We operate through various subsidiaries in numerous countries throughout the world and are subject to tax laws, policies, treaties and regulations, as well as the interpretation or enforcement thereof, in jurisdictions in which we or any of our subsidiaries operate, were incorporated, or otherwise considered to have a tax presence. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred. For the three months ended March 31, 2022, our pre-tax loss is all attributable to foreign jurisdictions except for a $10.6 million pre-tax loss associated with Bermuda. For the three months ended 31 March, 2021, our pre-tax loss is all attributable to foreign jurisdictions except for a $11.7 million pre-tax loss associated with Bermuda.
The change in the effective tax rate from period to period is primarily attributable to changes in the profitability or loss mix of our operations in various jurisdictions. As our operations continually change among numerous jurisdictions and methods of taxation in these jurisdictions vary greatly, there is little direct correlation between the income tax provision or benefit and income or loss before taxes. We used a discrete effective tax rate method to calculate income taxes.

Income tax expense is comprised of the following:

	Three months ended March 31, 2022	Three months ended March 31, 2021
(In $ millions)
Current tax	4.7	2.6
Change in deferred tax	0.1	(0.3)
Total	4.8	2.3
The deferred tax assets related to our net operating losses were primarily generated in the United Kingdom and will not expire. We recognize a valuation allowance for deferred tax assets when it is more likely than not that the benefit from the deferred tax asset will not be realized. The amount of deferred tax assets considered realizable could increase or decrease in the near term if estimates of future taxable income change.

Note 9 - Loss Per Share
The computation of basic loss per share (“EPS”) is based on the weighted average number of shares outstanding during the period. Diluted EPS does not include the effect of the assumed conversion of potentially dilutive instruments which are 5,669,980 share options outstanding issued to employees and directors as at March 31, 2022, and convertible bonds with a conversion price of $63.5892 for a total of 5,504,080 shares. Due to our current loss-making position and the share price being less than the conversion price of the convertible bonds these are deemed to have an anti-dilutive effect on our EPS.

	Three months ended March 31, 2022	Three months ended March 31, 2021
Basic loss per share	(0.35)	(0.42)
Diluted loss per share	(0.35)	(0.42)
Issued ordinary shares at the end of the period	152,058,498	137,218,175

Weighted average numbers of shares outstanding for the period	145,783,175	128,410,413
Dilutive effect of share options	287,252	—
Denominator for dilutive earnings per share	146,070,427	128,410,413
The effects of convertible bonds have been excluded from the calculation of diluted EPS for the three months ended March 31, 2022 and 2021 because the effects were anti-dilutive.

Note 10 - Restricted Cash
Restricted cash is comprised of the following:

	March 31, 2022	December 31, 2021
(In $ millions)
Restricted cash relating to the issuance of guarantees	6.7	10.0
Restricted cash relating to debt financings	1.1	1.1
Restricted cash relating to other	0.4	—
Total restricted cash	8.2	11.1
Less: amounts included in current restricted cash	(1.5)	(3.3)
Non-current restricted cash	6.7	7.8

Note 11 - Other Current Assets
Other current assets are comprised of the following:

	March 31, 2022	December 31, 2021
(In $ millions)
VAT and other tax receivable	8.7	8.0
Client rechargeables	3.4	2.6
Deferred financing fee	0.6	0.9
Right-of-use lease asset (1)	0.2	0.2
Other receivables	5.0	5.2
Total	17.9	16.9

(1) The right-of-use lease asset pertains to our office lease.

Note 12 - Jack-Up Rigs

	March 31, 2022	December 31, 2021
(In $ millions)
Opening balance	2,730.8	2,824.6
Additions	14.5	23.8
Depreciation and amortization	(29.1)	(117.6)
Total	2,716.2	2,730.8
Depreciation of property, plant and equipment
In addition to the depreciation in the above table, we recorded a depreciation charge of $0.4 million for three months ended March 31, 2022 and $0.5 million for the three months ended March 31, 2021, related to property, plant and equipment.
Impairment
During the three months ended March 31, 2022, we considered whether indicators of impairment existed that could indicate that the carrying amounts of our jack-up rigs may not be recoverable as of March 31, 2022 and concluded that no such events or changes in circumstances have occurred to warrant a change in the assumptions utilized in the December 31, 2021 impairment tests of our jack-up rig fleet. We will continue to monitor developments in the markets in which we operate for indications that the carrying values of our long-lived assets are not recoverable.
Note 13 - Other Non-Current Assets
Other long-term assets are comprised of the following:

	March 31, 2022	December 31, 2021
(In $ millions)
Deferred mobilization and contract preparation costs (1)	7.1	4.4
Deferred demobilization revenue (2)	1.5	—
Right-of-use lease asset, non-current (3)	1.2	1.3
Prepayments	1.0	0.1
Deferred tax asset	0.6	0.7
VAT receivable	0.4	0.4
Total	11.8	6.9

(1) Non-current deferred mobilization and contract preparation costs relates to the non-current portion of contract mobilization and preparation costs for the jack-up rigs "Groa", "Idun" and "Skald" (see Note 5 - Contracts with Customers).

(2) Non-current deferred demobilization revenue relates to demobilization revenue for two of our jack-up rigs, which will be billed upon contract completion.

(3) The right-of-use lease asset pertains to our office lease.

Note 14 - Accrued Expenses
Accrued expenses are comprised of the following:

	March 31, 2022	December 31, 2021
(In $ millions)
Accrued interest	81.6	15.3
Accrued goods and services received, not invoiced	12.3	7.7
Accrued payroll and bonus	6.1	6.2
Other accrued expenses (1)	29.1	31.7
Total	129.1	60.9

(1) Other accrued expenses includes holding costs incurred with the shipyards, professional fees, management fees and other accrued expenses related to rig operations.

Note 15 - Other Current Liabilities
Other current liabilities are comprised of the following:

	March 31, 2022	December 31, 2021
(In $ millions)
Other current taxes payable (1)	6.6	4.6
Deferred mobilization revenue (2)	5.7	3.9
Corporate income taxes payable	5.5	4.4
VAT payable	4.8	6.6
Deferred demobilization revenue (2)	0.9	—
Accrued payroll and severance	0.8	0.7
Operating lease liability, current	0.2	0.7
Other current liabilities	1.7	1.4
Total	26.2	22.3
(1) Other current taxes payable include withholding tax, payroll tax and other indirect tax related liabilities.
(2) Deferred mobilization revenue and deferred demobilization revenue comprise our current contract liability (see note 5).

Note 16 - Debt
Short-term debt is comprised of the following:

	Principal Amount
(In $ millions)	March 31, 2022	December 31, 2021
Hayfin Term Loan Facility	197.0	—
Syndicated Senior Secured Credit Facilities	272.7	—
New Bridge Revolving Credit Facility	30.3	—
Total	500.0	—
Deferred finance charges	(3.9)	—
Carrying Value Short-Term Debt	496.1	—
Long-term debt is comprised of the following:

	Principal Amount
(In $ millions)	March 31, 2022	December 31, 2021
Hayfin Term Loan Facility	—	197.0
Syndicated Senior Secured Credit Facilities	—	272.7
New Bridge Revolving Credit Facility	—	30.3
$350m Convertible bonds	350.0	350.0
PPL Delivery Financing	753.3	753.3
Keppel Delivery Financing	259.2	259.2
Total	1,362.5	1,862.5
Back end fee due to PPL and Keppel on Delivery of vessels	42.8	42.8
Effective interest rate adjustments on PPL and Keppel Delivery financing	20.2	17.1
Deferred finance charges	(1.3)	(6.5)
Carrying Value Long-Term Debt	1,424.2	1,915.9
The carrying values in the tables above include, where applicable, deferred financing fees and certain interest adjustments to allow for variations in interest payments to be straight lined.
At March 31, 2022 the scheduled maturities of our debt were as follows:

Maturities
(In $ millions)
2022	—
2023	1,603.3
2024	—
2025	86.4
2026	172.8
Thereafter	—
Total principal debt	1,862.5
Interest
The weighted average interest rate for all our interest-bearing debt, excluding Convertible Bonds, was 5.5% for the three months ended March 31, 2022.
Covenants

As at March 31, 2022, we were in compliance with the covenants and our obligations under our debt agreements.

Note 17 - Commitments and Contingencies
The Company has the following delivery installment commitments as at March 31, 2022:

	March 31, 2022	December 31, 2021
(in $ millions)
Delivery installments for jack-up drilling rigs	621.0	621.0
Back-end fees	9.0	9.0
Total	630.0	630.0
The back-end fee is only payable and will be included as part of the cost price if we choose to accept delivery financing from Keppel. In addition, under the PPL Financing, PPL is entitled to certain fees payable in connection with the increase in the market value of the relevant PPL Rig Owner from October 31, 2017 until the repayment date, less the relevant rig owner's equity cost of ownership of each rig and any interest paid on the delivery financing.
The following table sets forth when our commitments fall due as of March 31, 2022:

(In $ millions)	Less than 1 year	1-2 years	2-3 years	Thereafter	Total
Delivery installments for jack-up rigs	—	621.0	—	—	621.0
The back-end fees are excluded from the maturity table above as they are only payable if we choose to accept the delivery financing from Keppel.

Other commercial commitments
We have other commercial commitments which contractually obligate us to settle with cash under certain circumstances. Surety bonds and parent company guarantees entered into between certain customers and governmental bodies guarantee our performance regarding certain drilling contracts, customs import duties and other obligations in various jurisdictions.
The Company has the following guarantee commitments as at March 31, 2022:

	March 31, 2022	December 31, 2021
(in $ millions)
Surety bonds, bank guarantees and performance bonds	14.7	20.8
Total	14.7	20.8
As at March 31, 2022, the expected expiration dates of these obligations are as follows:

(In $ millions)	Less than 1 year	1–3 years	Total
Surety bonds, bank guarantees and performance bonds	5.1	9.6	14.7
Assets pledged as collateral

	March 31, 2022	December 31, 2021
(in $ millions)
Book value of jackup rigs pledged as collateral for long-term debt facilities	2,716.2	2,730.8
Note 18 - Related Party Transactions
a) Transactions with entities over which we have significant influence
We provide three rigs on a bareboat basis to Perfomex to service its contract with Opex and two rigs on a bareboat basis to Perfomex II to service its contract with Akal. Perfomex and Perfomex II provide the jack-up rigs under traditional dayrate and technical services agreements to Opex and Akal, respectively. This structure enables Opex and Akal to provide bundled integrated well services to Pemex. The potential revenue earned is fixed under each of the Pemex contracts, while Opex and Akal manage the drilling services related costs on a per well basis. The revenue from these contracts is recognized as "Related party revenue" in the Consolidated Statements of Operations.
On August 4, 2021, the Company executed a Stock Purchase Agreement between BMV and Operadora for the sale of the Company's 49% interest in each of the Opex and Akal joint ventures, as well as the acquisition of a 2% incremental interest in each of Perfomex and Perfomex II joint ventures. The sale was completed on the same date. Until their sale, as a 49% shareholder we were required to fund any capital shortfall in

Opex or Akal should the Board of Opex or Akal make cash calls to the shareholders under the provisions of the Shareholders Agreement (see note 6).
For the three months ended March 31, 2022 and 2021, the management services revenues and bareboat revenues from our related parties consisted of the following:

	Three months ended March 31, 2022	Three months ended March 31, 2021
(In $ millions)
Management Services Revenue - Perfomex	—	2.2
Management Services Revenue - Perfomex II	—	1.1
Bareboat Revenue - Perfomex	10.7	(3.8)
Bareboat Revenue - Perfomex II	8.0	1.5
Total	18.7	1.0
For the three months ended March 31, 2022 and 2021 funding provided to and (received from) our joint ventures consisted of the following:

	Three months ended March 31, 2022	Three months ended March 31, 2021
(In $ millions)
Perfomex	—	(3.3)
Perfomex II	—	0.2
Total	—	(3.1)
Receivables: The balances with the joint ventures as of March 31, 2022 and December 31, 2021 consisted of the following:

	March 31, 2022	December 31, 2021
(In $ millions)
Perfomex	43.5	40.8
Perfomex II	16.2	7.8
Total	59.7	48.6
b) Transactions with Other Related Parties
Expenses: The transactions with other related parties for the three months ended March 31, 2022 and 2021 consisted of the following:

	Three months ended March 31, 2022	Three months ended March 31, 2021
(In $ millions)
Magni Partners Limited (1)	(0.4)	(0.4)

(1) Magni Partners Limited ("Magni") is party to a Corporate Services Agreement with the Company pursuant to which it provides strategic advice and assists in sourcing investment opportunities, financing and other such services as the Company wishes to engage, at the Company's option. There is both a fixed and variable element of the agreement, with the fixed cost element representing Magni's fixed costs and any variable element being at the Company's discretion. Mr. Tor Olav Trøim, the Chairman of our Board, is the sole owner of Magni.

Note 19 - Fair Value of Financial Instruments
We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data
The carrying value and estimated fair value of our financial instruments at March 31, 2022 and December 31, 2021 were as follows:

		As at March 31, 2022		As at December 31, 2021
(In $ millions)	Hierarchy	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents (1)	1	50.1	50.1	34.9	34.9
Restricted cash (1)	1	1.5	1.5	3.3	3.3
Trade receivables (1)	1	28.1	28.1	28.5	28.5
Tax retentions receivable (1)	1	—	—	1.9	1.9
Other current assets (excluding deferred finance fee) (1)	1	17.3	17.3	14.1	14.1
Due from related parties (1)	1	59.7	59.7	48.6	48.6
Non-current restricted cash	1	6.7	6.7	7.8	7.8

Liabilities
Trade payables (1)	1	51.7	51.7	34.7	34.7
Accrued expenses and other current liabilities (1)	1	155.3	155.3	83.2	83.2
Short-term debt (1)	1	496.1	496.1	—	—
Long-term debt (2)	2	1,359.8	1,424.2	1,728.6	1,915.9
(1) The carrying values approximate the fair values due to their near term expected receipt of cash.
(2) Long-term debt includes our 3.875% convertible bond due in 2023 which is fair valued using observable market based inputs.
Note 20 - Common Shares
Authorized share capital

	March 31, 2022	December 31, 2021
(Number of shares of $0.10 each)
Authorized shares	180,000,000	180,000,000
Issued and outstanding share capital

	March 31, 2022	December 31, 2021
(Number of shares of $0.10 each)
Issued	152,058,498	137,218,175
Treasury shares	406,333	406,333
Outstanding	151,652,165	136,811,842
On December 28, 2021, we conducted a private placement for gross proceeds of $30 million by issuing 13,333,333 new depository receipts (representing the same number of shares) at a subscription price of $2.25 per depository receipt. Share issuance costs associated with this equity raise were $1.0 million. On January 31, 2022, the equity offering was settled and the Company's issued share capital was increased by $1.3 million to $151.0 million, divided into 150,551,508 common shares with a nominal value of $0.10 per common share.
Equity distribution
In July 2021, the Company entered into an Equity Distribution Agreement with Clarksons for the offer and sale of up to $40.0 million of common shares of the Company through an ATM program. In the quarter ended March 31, 2022, the Company issued 1,506,990 shares raising gross proceeds of $5.2 million and net proceeds of $5.1 million, with compensation paid by the Company to Clarksons of $0.1 million.

Note 21 - Subsequent Events
During April and May 2022, we sold 843,010 shares under our ATM program, raising gross proceeds of $3.7 million. The Company's issued share capital following this issuance is 152,901,508 common shares.
In connection with the December 2021 agreement in principle with our shipyard creditors, the Company needed certain approvals and waivers from its other secured creditors. As part of the consents obtained, the Company entered into a consent letter pursuant to which it undertook to negotiate and use its best efforts to (i) agree a binding lock-up and refinancing agreement in relation to the Syndicated Facility, New Bridge Facility and the Convertible Bonds by no later than March 31, 2022, and (ii) implement and complete a refinancing of the Syndicated Facility, New Bridge Facility and the Convertible Bonds by no later than June 30, 2022. The Company and the relevant creditors did not agree a binding lock-up and refinancing agreement in relation to the Syndicated Facility, New Bridge Facility and the Convertible Bonds by March 31, 2022 and, in April 2022, the Company received correspondence on behalf of a group of lenders under the Syndicated Facility and New Bridge Facility asserting those lenders' opinion that the Company had failed to comply with its obligation under the consent letter, and further asserting that a failure to comply with the consent letter constitutes a default under those facilities and reserving those lenders' rights in respect of the asserted non-compliance.

Although a binding lock-up and refinancing agreement was not agreed by March 31, 2022, the Company is of the opinion that it had used its best efforts to reach an agreement by that date and accordingly it has complied with its obligations, and therefore disagrees with those lenders' opinion. Further, the correspondence received from the lenders as described above does not constitute a default notice and the Company has not received any notice from the Facility Agent in this respect. In accordance with the terms of the facility agreement, the Facility Agent is the only party who has the authority to deliver notices on behalf of the syndicate and the facility agreement requires instruction from holders of two thirds (2/3) of loans to require the Facility Agent to deliver a default notice, which the group serving the reservation of rights currently does not have. The Company remains in discussions with relevant creditors with a view to reaching a binding agreement on a refinancing or amendment of all such arrangements by June 30, 2022.

On April 28, 2022, the Company received a notice from Keppel Fels Limited (“Keppel”) indicating Keppel's intention to sell two of the newbuild jack-up rigs under construction ("Huldra" and "Heidrun"). Under the terms of the Second Amended Framework Deed between the Company and Keppel, dated January 27, 2021, the Company has the right to take delivery of the rigs on the terms and price of which Keppel has received offers, or to take delivery on the current contract terms including the shipyard financing, but with the delivery date brought forward to the delivery date proposed within the intention to sell notice. The agreement requires the Company to formally accept delivery of the rigs, and to include reasonable evidence of its ability to finance the newbuildings (and, assuming it uses the shipyard financing extended by Keppel, to refinance such debt within 180 days of delivery). The remaining purchase price is $86.4 million per rig, of which the existing shipyard financing agreements cover $73.2 million, plus a back-end fee of $4.5 million should the Company accept the delivery financing from the yard, payable at repayment date of the delivery financing. The Company has sufficient cash reserves for the payment of the unfinanced portion of the remaining purchase price totaling $13.2 million per rig. The Company has sent an acceptance notice to Keppel where it informed of its intention to take delivery of the rigs on the current contract terms (including the yard financing) and believes it has provided reasonable evidence of its ability to finance the rigs and refinance the shipyard financing in the form of letters from financial institutions.

The Company is awaiting Keppel’s formal response as required by the terms of the Framework Deed. Upon Keppel’s acceptance, the contract price will be payable upon delivery date of the rigs through cash on hand and financing arrangements from the yard of $73.2 million per rig. The financing arrangements plus the $4.5 million back-end fee per rig will be due for refinancing 180 days after delivery, in line with the Framework Deed and the Company’s offer acceptance notice. The Company anticipates the delivery of the rigs in the first half of 2023; however, clarification is being sought from Keppel on the precise delivery dates.